Exhibit (h)(xvi)

Amended and Restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 30th day of May, 2013, as amended and restated February 13, 2014, September 1, 2016 and December 8, 2016 by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Enhanced Return Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and,

WHEREAS, the Adviser previously amended and restated this agreement on February 13, 2014 to extend the termination date of this Agreement dated May 30, 2013 to August 31, 2017; and

WHEREAS, effective September 1, 2016, the Adviser amended and restated this Agreement to reflect a reduction in the Expense Limitation level from 2.25% of the Fund’s average daily net assets to 2.15% of the Fund’s average daily net assets; and

WHEREAS, effective December 8, 2016, the Adviser desires to extend the term of this Agreement for an additional two year period ending August 31, 2019.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed (on an annual basis) (a) 2.25%, as a percentage of the Fund’s average daily net assets for the period from the commencement of operations of the Fund through August 31, 2016; and (b) 2.15% of the Fund’s average daily net assets for the period from September 1, 2016 through August 31, 2019.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on August 31, 2019, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[SIGNATURE PAGE FOLLOWS]

Executed as of the date first set forth above.

Gotham Asset Management, LLC

By:	/s/Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of
Gotham Enhanced Return Fund

By:	/s/Joel Weiss
Name:	Joel Weiss
Title:	President

[Signature Page – 9/1/2016 Amended and Restated Expense Limitation/Reimbursement

Agreement – Gotham Enhanced Return Fund]